Exhibit 99.1

Ballard & First Mode sign order for 30 additional hydrogen fuel cells for diesel-free mining trucks

VANCOUVER, BC and SEATTLE, March 1, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) and global carbon reduction company First Mode today announced a purchase order for Ballard to supply First Mode with 30 hydrogen fuel cell modules – totaling 3 megawatts – to power several hybrid hydrogen and battery ultra-class mining haul trucks. This is the equivalent of approximately 4,000 horsepower.

Ballard to power First Mode’s hybrid hydrogen and battery powertrain for ultra-class mining haul trucks (CNW Group/Ballard Power Systems Inc.)

"Every one of the Ballard fuel cell modules that First Mode retrofits into an ultra-class haul truck means an immediate reduction in diesel fuel use and moving the mining industry another step closer to decarbonization," said Julian Soles, First Mode CEO. "We're excited to continue to innovate with Ballard. Utilizing hydrogen and battery technology in our nuGen™ systems allows our customers to achieve the best haul truck performance and range without sacrificing availability."

The 30 Ballard hydrogen fuel cell modules will be integrated into clean energy powerplants built in Seattle, Washington and installed into ultra-class haul trucks to be operated at First Mode's Proving Grounds in Centralia, Washington. These trucks are estimated to save 2,600 tons of diesel fuel each year.

"We are excited to expand our important collaboration with First Mode," said David Mucciacciaro, Ballard's Chief Commercial Officer. "The mining industry annually contributes up to 7% of the world's carbon emissions and roughly half of these emissions comes from mobile diesel applications, including haul trucks. Together with First Mode, we are continuing to demonstrate a viable pathway to decarbonize mining trucks by using Ballard's leading hydrogen fuel cells. These additional truck deployments highlight the opportunities ahead for fuel cell commercialization in hard-to-abate sectors."

First Mode is now working to scale production for the next generation of clean energy powerplants. In January 2023, First Mode entered into a global supply agreement with Anglo American to retrofit over 400 ultra-class haul trucks with First Mode's nuGen™ solution, including fuel cell and battery powerplant and related infrastructure. The Ballard fuel cells will be integrated into the next several powerplants built by First Mode.

First Mode and Ballard first partnered in 2019 to supply fuel cells for the world's first 2-megawatt hybrid hydrogen fuel cell and battery powerplant designed and built by First Mode in Seattle, Washington. The clean energy powerplant replaced a diesel engine on a 300-ton Komatsu 930E-4 ultra-class haul truck that is currently operating at Anglo American's Platinum Group Metals mine site in Mogalakwena, South Africa.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About First Mode

First Mode is a global carbon reduction company developing creative, clean energy solutions for heavy industry's toughest problems. We started by removing the diesel engine from a colossal mining truck and replacing it with a hybrid hydrogen and battery powerplant. A world-first, and the world's largest. But we're not stopping there. We are also working on providing critical mine site infrastructure for hydrogen production, battery recharging, and hydrogen refueling. Today, we're starting at the source, the mining industry, and tomorrow the larger supply chain, to completely eliminate the use of diesel and speed the clean energy transition. www.firstmode.com

First Mode Logo (CNW Group/Ballard Power Systems Inc.)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy, +1.604.453.3939 or investors@ballard.com; First Mode: Bailey Thompson - External Communications Manager - bailey.thompson@firstmode.com

CO: Ballard Power Systems Inc.

CNW 08:30e 01-MAR-23